Exhibit 12

John Deere Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	2012	2011	2010	2009	2008

Earnings:

Income of consolidated group before income taxes	$599.1	$571.6	$477.9	$221.9	$437.1

Fixed charges excluding capitalized interest	$459.6	$483.1	$537.7	$793.6	$843.4

Total earnings	$1,058.7	$1,054.7	$1,015.6	$1,015.5	$1,280.5

Fixed charges:

Interest expense of consolidated group including capitalized interest	$455.6	$479.4	$533.6	$789.6	$839.1

Rent expense	$4.0	$3.8	$4.1	$5.0	$4.8

Total fixed charges	$459.6	$483.2	$537.7	$794.6	$843.9

Ratio of earnings to fixed charges *	2.30	2.18	1.89	1.28	1.52

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding unamortized capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capititalized interest.

*                 The Company has not issued preferred stock.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.